Exhibit 12.1

LANDRY’S RESTAURANTS, INC

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2008	2007
Income from continuing operations, before taxes	$14,026,359	$42,709,813
Fixed charges, as adjusted	74,514,250	67,766,761

	$88,540,609	$110,476,574

Fixed charges:
Interest expense including amortization of debt costs	$60,567,745	$54,501,047
Capitalized interest	1,259,094	2,581,712
Interest factor on rent ( 1/3 rent expense)	13,946,505	13,265,714

Total fixed charges	75,773,344	70,348,473
Less capitalized interest	(1,259,094)	(2,581,712)

Fixed charges, as adjusted	$74,514,250	$67,766,761

Ratio of earnings to fixed charges	1.2	1.6